UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012.
Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated February 8, 2012

2.	Press release dated February 8, 2012

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 8, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE Stockholm February 8, 2012

Q4 2011

Results for the period ended December 31, 2011

Results for the period ended December 31, 2011

Q4 Highlights

•             Organic local currency revenues up 10.1 % YoY to $1,177 million

•             EBITDA up 7.9% to $536 million

•             EBITDA margin of 45.5%

•             Normalized earnings per common share of $1.72

•             Capex of $396 million, or 33.6% of revenues

•             Operating Free Cash Flow of $300 million (25.4% of revenues)

FY Highlights

•            Revenues up 12.7% to $ 4,530 million

•            Organic local currency revenue growth of 10.5%

•             EBITDA margin of 46.1%

•            Capex of $848m, including spectrum, in line with our guidance

•            Operating Free Cash Flow of $1,204 million (26.6% of revenues)

•            The Board of Directors to propose a $2.40/s ordinary dividend (2010: $1.80/s). A new share buyback program of up to $300 million will be executed in 2012.

•             Revised ordinary Dividend Policy: at least $2.00/s (previously $1.20/s) and no less than 30% of normalized net profit (previously 25%).

2012 forward looking statements

In line with our achievements over the past two years, in 2012 we again aim to strike the right balance between top line growth, profitability, cash flow generation and Return on Invested Capital. We expect the EBITDA margin to be in the mid-40s and operating free cash flow margin to be around 20% of revenues in 2012. We expect capex in 2012 to increase versus 2011 while remaining below 20% of revenues, as we invest in IT and billing platforms and add further data capacity.

Financial summary for the quarters to December 31, 2011 and 2010

$m	Q4 2011	Q4 2010	YoY % change (local currency)	FY 2011	FY 2010*	YoY % change (local currency)
Group Revenue	1,177	1,069	10.1%	4,530	4,018	10.5%
EBITDA (i)	536	497	7.3%	2,087	1,896	7.5%
EBITDA margin	45.5%	46.5%		46.1%	47.2%
Normalized Net Profit (ii)	176	170		738	607
Capex (iii)	396	272		848	704
Operating FCF (iv)	300	310		1,204	1,047

*      Pro forma figures to reflect the full consolidation of Honduras

(i)   EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues and adding other operating income

(ii)  Net profit adjusted for non recurring items such as the Deferred Tax Asset in Colombia in 2011

(iii) Excluding sale and leaseback of towers transferred to tower companies

(iv) Operating FCF is defined as EBITDA-Capex- Taxes +/- Working capital movements and includes proceeds from tower monetization

1

Mikael Grahne, President and CEO of Millicom, commented:

“We are pleased with the performance achieved this quarter and throughout the year 2011. We grew our top line by 10.1% in Q4 2011 and we closed the year with an organic revenue growth of 10.5%, in line with our expectations. Despite our continued investments in data and Mobile Financial Services (MFS), we managed to achieve a healthy EBITDA margin of 46.1% for the year 2011. In Q4, a quarter in which we typically invest more in commercial activity, margins still exceeded 45.5%.

2012 will be a year of investment in services, products, infrastructure and people as we see numerous growth opportunities in our markets. As we invest to bring further innovative and affordable services to our customers, we aim to continue delivering above sector average growth in revenues, cash flow generation and returns.”

Conference call details

A conference call to discuss the results will be held at 14.00 Stockholm / 13.00 London/ 08.00 New York, on Wednesday, February 8, 2012.  The dial-in numbers are: +46 (0)8 5853 6965, +44 (0)20 7136 2051, or +1 646 254 3366 and the pass code is 9428516#.

A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.

Slides to accompany the conference call will be available at www.millicom.com 30 minutes prior to the start of the call.

A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 9428516#.

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 265 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date herof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.

2

PRESS RELEASE
Stockholm February 8, 2012

Q4 2011

Results for the period ended December 31, 2011

Results for the period ended December 31, 2011

Q4 Highlights

•             Organic local currency revenues up 10.1 % YoY to $1,177 million

•             EBITDA up 7.9% to $536 million

•             EBITDA margin of 45.5%

•             Normalized earnings per common share of $1.72

•             Capex of $396 million, or 33.6% of revenues

•             Operating Free Cash Flow of $300 million (25.4% of revenues)

FY Highlights

•            Revenues up 12.7% to $ 4,530 million

•            Organic local currency revenue growth of 10.5%

•             EBITDA margin of 46.1%

•            Capex of $848 million, including spectrum, in line with our guidance

•            Operating Free Cash Flow of $1,204 million (26.6% of revenues)

•            The Board of Directors to propose a $2.40/s ordinary dividend (2010: $1.80/s). A new share buyback program of up to $300 million will be executed in 2012.

•             Revised ordinary Dividend Policy: at least $2.00/s (previously $1.20/s) and no less than 30% of normalized net profit (previously 25%).

2012 forward looking statements

In line with our achievements over the past two years, in 2012 we again aim to strike the right balance between top line growth, profitability, cash flow generation and Return on Invested Capital. We expect the EBITDA margin to be around the mid-40s and operating free cash flow margin to be around 20% of revenues in 2012. We expect capex in 2012 to increase versus 2011 while remaining below 20% of revenues, as we invest in IT and billing platforms and add further data capacity.

Financial summary for the quarters to December 31, 2011 and 2010

$m	Q4 2011	Q4 2010	YoY % change (local currency)	FY 2011	FY 2010*	YoY % change (local currency)
Group Revenue	1,177	1,069	10.1%	4,530	4,018	10.5%
EBITDA (i)	536	497	7.3%	2,087	1,896	7.5%
EBITDA margin	45.5%	46.5%		46.1%	47.2%
Normalized Net Profit (ii)	176	170		738	607
Capex (iii)	396	272		848	704
Operating FCF (iv)	300	310		1,204	1,047

*                    Pro forma figures to reflect the full consolidation of Honduras

(i)             EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues and adding other operating income

(ii)         Net profit adjusted for non recurring items such as the Deferred Tax Asset in Colombia in 2011

(iii)     Excluding sale and leaseback of towers transferred to tower companies

(iv)       Operating FCF is defined as EBITDA-Capex- Taxes +/- Working capital movements and includes proceeds from tower monetization

Growth and Returns

“We are pleased with the performance achieved this quarter and throughout the year 2011. We grew our top line by 10.1% in Q4 2011 and we closed the year with an organic revenue growth of 10.5%, in line with our expectations. Despite our continued investments in data and Mobile Financial Services (MFS), we managed to achieve a healthy EBITDA margin of 46.1% for the year 2011. In Q4, a quarter in which we typically invest more in commercial activity, margins still exceeded 45.5%.

Our focus in the fourth quarter remained on growing our revenues through innovative products in the Information, Entertainment, Solutions, and MFS categories. In particular, mobile data grew 58% in Q4 2011 and the Information, Solutions and MFS categories combined now contribute in excess of 15% of recurring revenues.

In Latin America, VAS now amounts to more than one third of revenues. Over the three years since its acquisition, our cable business in Central America has delivered a CAGR of 12% in revenue while maintaining a healthy EBITDA margin.

In Africa, top line growth in local currency reached 10.6% in Q4, an improvement versus the growth rate in Q3. We expect measures implemented in Ghana and Senegal to result in improved performance in 2012. In Rwanda, two years since our launch, we turned EBITDA positive in December, as we reached critical mass with one third of the market using our network.

The Board of Directors will propose to the May 29 AGM, the payment of a $2.40/share ordinary dividend, an increase of 33% versus last year. For the year 2012, a share buyback program up to $300 million has been approved by the Board. As we have done in the past, in the absence of external growth opportunities, we aim to return excess cash to our shareholders. We have revised our dividend policy which now comprises of a dividend floor of $2.00/share (previously $1.20) and a payout ratio of no less than 30% of normalized net profit (previously 25%).

2012 will be a year of investment in services, products, infrastructure and people as we see numerous growth opportunities in our markets. As a result, we anticipate further erosion of our EBITDA margin and guide for an EBITDA margin around the mid-40s in 2012 and an OFCF margin of around 20% of revenues. We anticipate capex to increase but not to exceed 20% of our revenues in 2012 excluding spectrum acquisitions.

Our business is no longer only about basic communication. We already provide a broad range of experiences to our customers from communication to entertainment and financial services. As we invest to bring further innovative and affordable services to our customers, we aim to continue delivering above sector average growth in revenues, cash flow generation and returns.”

Mikael Grahne

President and CEO,

Millicom International Cellular S.A.

Operational review

Total revenues for the three months ended December 31, 2011 were $1,177 million, an increase of 10.1% from Q4 2010. In Q4, the impact of currencies on our reported revenue growth was minimal.  In 2011, the US dollar strengthened versus the Tanzanian shilling, the Ghanaian Cedi and Euro-linked currencies.

Group EBITDA for the quarter was $536 million, an increase of 7.3% from Q4 2010 in local currency.  We reported an EBITDA margin of 45.5%, one percentage point lower than a year ago. Most of this decline is the result of a change in mix with more revenues from regions and categories with lower margins. We expect this trend to continue as we grow further in categories such as Information and MFS (which have a structurally lower EBITDA margin than Communication services), and as we anticipate that growth will still be faster for some time in South America and Africa, where EBITDA margins are slightly lower than the group average.

In 2012, several new taxes and regulatory headwinds could impact our businesses including in particular Mobile Termination Rate (MTR) cuts in Colombia, a flat tariff structure in Paraguay (whereby we have to charge the same for on net and cross net calls) and new taxes in Bolivia, El Salvador and Honduras. The extent of the impact on 2012 results will remain dependent upon several factors such as timing of implementation, elasticity and the evolution of the mix in our revenues as we focus increasingly on data services. We expect the impact of these changes to be slightly higher in 2012 than in 2011 but, as we have done in the past, we are working to mitigate it.

There is no change to our previously communicated mid-term local currency growth ambitions.

Focus on Regions

Revenue growth in Central America accelerated in Q4, reaching 6.2% in local currency, while Africa recovered to double digit top line growth. South America maintained a healthy growth rate in the fourth quarter.

Revenues by Region ($m)

	Q4 11	Q4 10	YoY growth (%) Reported	YoY growth (%) LC	Contribution
CAM	478	447	6.9%	6.2%	41%
SAM	450	383	17.6%	14.4%	38%
Africa	249	239	4.3%	10.6%	21%
Total	1,177	1,069	10.1%	10.1%	100%

ARPU remained stable in Latin America in Q4 2011 and we saw a lower rate of decline in Africa.

Mobile ARPU

Year-on-year local currency mobile
ARPU growth (%)

	Total	CAM	SAM	Africa
Q4 11	(3)%	(3)%	2%	(5)%
Q3 11	(3)%	0%	0%	(10)%
Q2 11	(2)%	1%	3%	(6)%
Q1 11	(1)%	3%	3%	(6)%
Q4 10	(5)%	(1)%	3%	(13)%

N.B. ARPU figures are based on total mobile revenues less roaming revenues.

Central America- All markets growing

Revenues from mobile and cable operations in Central America totalled $478 million in Q4 2011, up 6.2% in local currency. This represents an increase versus Q3 when reported revenues grew 4.9%.

Central America recorded a 2.6% year-on-year decline in mobile ARPU in local currency as some low ARPU customers joined our network during the festive season. We added in excess of 439k new customers in Q4 in Central America, an increase of more than 20% over Q4 2010.  As we have previously stated, focus remains on ARPU rather than on growth in customers.

Central America- Highlights

US$m	Q4 11	Q4 10	YoY (%)
Mobile customers (m)	14.6	13.5	8%
Mobile ARPU ($)	12.0	12.4	-2%
Revenues	478	447	7%
EBITDA	245	229	7%
% of revenues	51.3%	51.3%
Capex	90	82	9%
% of revenues	18.8%	18.3%
Operating FCF	131	186
% of revenues %	27.3%	41.5%

In our cable business, we have significantly increased the speed offered to our broadband customers. Today around two thirds of broadband customers are enjoying speeds in excess of 1Mbps, compared to only one third two years ago.

This improved quality of service enabled us to grow average revenue per household by 8% in 2011.

In Central America, the EBITDA margin was 51.3% in Q4, flat year-on-year.

In 2012, we will continue to invest in our 2G and 3G networks in Central America as we continue to see strong demand for data services with an attractive Return on Invested Capital.

South America: Investing for future growth

Revenues in South America in Q4 2011 amounted to $450 million, up 14.4% in local currency and all three markets reported a strong performance.

South America- Highlights

US$m	Q4 11	Q4 10	YoY (%)
Mobile customers (m)	11.2	10.1	10
Mobile ARPU ($)	13.4	12.7	5
Revenues	450	383	18
EBITDA	189	168	12
% of revenues	41.9%	43.9%
Capex	160	112	43
% of revenues	35.6%	29.2%
Operating FCF	92	69
% of revenues %	20.4%	18.0%

Mobile ARPU continued to increase and was up by 2.2% in local currency as a consequence of our ongoing focus on mobile data and other VAS.

EBITDA reached $189 million, up 12.3%, and the EBITDA margin was 41.9%, down 2 percentage points from Q4 2010, as we increased our commercial activity in the festive season and recorded a one-off item related to employee compensation.

As part of our tower monetization project in Colombia, by the end of 2011, approximately 1,340 sites had been transferred to ATC Infraco (a Colombian subsidiary of American Tower), representing circa 65% of our tower portfolio. In Q4, Millicom acquired a 40% stake in ATC Infraco, bringing similar benefits to those anticipated through the deals signed in Africa.

We expect several spectrum auctions in South America in 2012, notably in Colombia where spectrum in the 2.1GHz and 1.7GHz bands will be auctioned in 2012. We are interested in acquiring additional in spectrum to provide 4G services and to improve the quality of the service we provide to our customers through increased capacity. In Q4 2011, growth derived from non-SMS VAS amounted to 54% of our recurring revenue growth. Acquisition of spectrum, like all our investments, will have to meet strict financial hurdles.

Africa: Back to double-digit growth

Revenues in Africa reached $249 million, growing 10.6% year-on-year in local currency.

Africa- Highlights

US$m	Q4 11	Q4 10	YoY (%)
Mobile customers (m)	17.3	15.0	16
Mobile ARPU ($)	4.8	5.4	-11
Revenues	249	239	4
EBITDA	102	100	2
% of revenues	41.0%	41.7%
Capex	145	78	85
% of revenues	58.1%	32.7%
Operating FCF	83	72
% of revenues %	33.3%	30.3%

In Africa, mobile ARPU erosion slowed to -5% in Q4 from -10% in Q3 in local currency. We anticipate some ARPU decline in 2012 in Africa as we focus on affordability of our services in a region where penetration of mobile services and usage (MOU) remain low.

We recorded a strong performance in Chad, Rwanda, Mauritius and Tanzania. In Rwanda, our market share now exceeds one third of the market. We have now reached EBITDA breakeven in Rwanda, just two years since our launch. We will focus on retaining the right balance between growth and profitability in Rwanda as one new player is expected to enter the market. In DRC, we experienced difficult trading conditions in Q4, as the economic activity was negatively impacted during the election period. In Ghana and Senegal, the situation remained challenging, but we have taken action in terms of pricing in Ghana and investment in the network in Senegal which we expect to yield results over time.

In Africa, the EBITDA margin was 41.0%, down 0.7 percentage points year-on-year as we focused on affordability in particular in Ghana and Senegal which, combined with an increase in cross net traffic, has had a dilutive impact on margins. In Q4 we started benefiting from our tower sharing activities. As we previously stated, benefits on margins are expected to be reinvested in revenue growth going forward.

The transfer of towers in Ghana has now been completed, while 70% of towers had been transferred in Tanzania by YE2011 and about 50% in DRC.

Capex in Africa amounted to $145 million in Q4, a material increase versus last year’s level of investment. We invested significantly in 3G in Africa during 2011 (circa 17% of revenues). This increased investment is testimony to our ambitions for voice and data growth in the region.

Focus on categories

ARPU remained a key focus for management throughout 2011 and this will continue in 2012. Thanks to the development of innovative VAS, we reported only a 3% decline in ARPU in local currency in Q4 (versus -5% in Q4 2010). In Q4 2011, 80% of our revenues were generated from 30% of our customers who have an ARPU in excess of $10.

VAS revenues for the quarter grew by 24% in local currency over Q4 10 and now account for more than 28% of group revenues. Revenues for non-SMS VAS, the services in which we are investing, grew by 36% in local currency.

Category breakdown

US$m	Q4 11	Q4 10	YoY growth LC
Communication	851	820	4%
Information	137	95	43%
Entertainment	84	78	8%
Solutions	31	23	32%
MFS	5	0	NA
Others*	69	53	29%
Total revenues	1,177	1,069	10%

* Others: Terminal & Equipments sales, inbound roaming, other revenues

Communication: 33% of recurring revenue growth in Q4

In Q4 2011, the Communication category (voice and SMS) showed good resilience with 4.1% growth in local currency during the festive season thanks to our attractive bundled offers.

Information: 46% of recurring revenue growth in Q4

In Q4 2011, Information was the biggest single contributor to our revenue growth. In 2011, close to one fifth of our net additions were 3G mobile data customers.

We now have more than 4 million users of data services in Latin America (2G and 3G) representing almost 16% of our regional customer base.

3G data users (‘000)*

	Total	CAM	SAM
Q4 11	1,949	925	1,024
Q3 11	1,639	791	848
Q2 11	1,448	734	714
Q1 11	1,302	668	634
Q4 10	1,090	549	541

* From Q3 2011 we revised our definition of a data user as a customer who uses more than 250 Kb of data in a 30 day period

In Q4, we continued to invest in data as we see the Information category being still the largest revenue growth contributor for the next two years. In Q4, we increased the level of handset subsidies less than in the previous quarters. Indeed, our detailed analysis of returns on investments has led us to be more selective in our subsidies to focus on options offering more attractive ROIC, whilst meeting the need of our customers.

Moreover, having grown rapidly in the postpaid segment over the past twelve months, in Q4, we increased the level of controls so as to ensure further profitable growth in this segment going forward.

The price of entry level smartphones is now below $100 in some of our markets, a level, we believe, that is closer to the inflexion point for mass market adoption. Affordability of quality smartphones is crucial for adoption of 3G in Africa in particular.

In 2011, we invested close to $250 million in capex for 3G capacity and coverage and we expect to invest close to 50% more in 2012. We also invested significantly in 3G in Africa during 2011 (circa 17% of revenues). $44 million was spent in 2011 on spectrum in Colombia, Bolivia and Paraguay.

Entertainment:  7% of recurring revenue growth in Q4

Revenues for the Entertainment category were up by 8%, following our strengthening of the category’s management and the identification of new innovative products. Such growth has been achieved despite our tighter control over gaming products in order to protect our customers.

Solutions:  9% of recurring revenue growth in Q4

Revenues for the Solutions category increased by 32% in local currency in Q4.

Our most successful product in the category in 2011 was our airtime lending product: ‘Tigo Lends You’. This product alone generated in excess of $30 million in revenues and was used by more than 15 million of our customers. In December alone, 64 million transactions took place.

In 2011, we also launched new initiatives and products in this category which are showing promising initial results as they are relevant to customers’ needs: medical appointments, agenda back-ups or emergency calls, for example.

MFS:  5% of recurring revenue growth in Q4

Our Mobile Financial Services (MFS) category continued to develop well in Q4 2011 and offers attractive potential in the medium to long term. Tigo Cash has reached a penetration level of 20% of our customer base in Paraguay and almost 18% in Tanzania (up from 13% in Q3). We expect to launch Tigo Cash in at least three more markets in 2012: Bolivia, Chad and DRC.

The development of MFS is highly dependent upon market conditions such as the regulatory framework, different customer needs, for example for local or international remittances, banking penetration and the image of the telecom industry.

Comments on Q4 financial information

Depreciation and Amortization

D&A was $22 million higher than a year ago essentially as Depreciation in Q4 2010 was positively impacted by the extension of the useful life of our towers (from 10 to 15 years).

Financial expenses and income

The cost of financing before tax in Q4 was lower than in the previous year and includes the financing portion of towers leased back. We benefited from the restructuring of our debt one year ago when 100% of debt at the operating level was reached.

Taxes

The benefit of debt restructuring performed in 2010 is now seen in the tax line.

In Q4 we recognised an additional $77 million of deferred tax assets in Colombia as a result of revised assumptions for the 2011 taxable income and of an adjustment to deferred tax.

Additionally, we started utilizing the DTA recorded in Q3 in Colombia (for a non cash amount of $23 million in Q4 2011). This utilization is anticipated to continue and increase through to 2015.

Capex

In Q4 2011, we invested $396 million in capex (> 45% year on year, mainly as a consequence of phasing). Overall, in 2011, we spent $848 million in capex, of which $44 million was spent on spectrum in South America, broadly in line with our guidance of $820 million, excluding spectrum payments. In 2011, we spent less than $50 million on our IT and billing project.

From 2011 to 2013, we expect to receive about $333 million in cash proceeds from our tower monetization activities. $163 million had been received in 2011 and $26 million in 2010. We expect to receive $140 million in 2012 and $30 million in 2013.

FCF generation

Free cash flow for Q4 11 was $248 million, or 21.0% of revenues. For the FY 2011, we exceeded our upgraded guidance and reported a 26.6% OFCF margin.

$262 million of cash was upstreamed during Q4 11 through a combination of dividends, management fees and royalties, and amounted to a total of $912 million for the year 2011 (versus $834 million in 2010).

Debt structure and maturity profile

Approximately 58% of the Group’s gross debt is denominated in local currency, limiting foreign exchange exposure. US$ denominated debt is used in countries where long term debt in local currency is either too expensive or not available. The main countries carrying exposure to the US$ volatility are Guatemala, Honduras, Ghana, Tanzania, and Paraguay.

Millicom booked foreign exchange losses in Q4 11 of $12 million as a consequence of the increase in local currency of the US$ denominated debt in the operations. At YE2011, 54% of the gross debt was at fixed rates, reducing our exposure to interest rate volatility.

Millicom not only returned close to $1 billion to shareholders in the course of 2011, but also improved its financial efficiency. Net debt to EBITDA reached 0.8 times at YE2011 (from 0.6 times at YE2010). Millicom now has just under $0.9 billion of cash on hand with around 70% held in US$.

Shareholders’ remuneration

In Q4 2011, Millicom bought back 1,237,931 shares at an average price of $104.84 for a total consideration of $130 million. We bought 107,574 of these shares on the US market. This brings the total number of shares bought in the year to 4,646,241 and the total consideration to $498.3 million.

The Board will propose to the AGM to be convened on May 29, the payment of a $2.40 per share dividend. This represents a 33.3% increase versus the 2010 dividend ($1.80/s). We will continue to buy back shares in 2012 and we plan to buy up to $300 million worth of shares in 2012. Shares will be bought in the US and in Stockholm (including with Multilateral Trading Facilities), provided that we do not buy more than 25% of the daily volumes on any market.

Starting in 2012, we are revising our dividend policy which now comprises of a dividend floor of $2.00/share (up from $1.20) and a payout ratio of no less than 30% of normalized net profit (up from 25%). With this revised policy, we define normalized net profit as net profit excluding exceptional items such as: potential recognition of deferred tax assets and subsequent amortization, revaluation of assets and/or potential goodwill write downs, FX gains and losses on debt, and potentially any non cash item that is by nature non recurring.

2012 Forward looking statements

In line with our achievements over the past two years, in 2012 we again aim to strike the right balance between revenue growth, profitability, cash flow generation and Return On Invested Capital.

We guide for an EBITDA margin around the mid-40s and an operating free cash flow around 20% of revenues in 2012.

We expect capex in 2012 to grow versus 2011 but not to exceed 20% of revenues, as we invest in IT and billing platforms, and add further data capacity in Latin America. As previously stated, our planned expenditure includes an exceptional investment on IT and billing platforms of $300 million spread over 3 years. As in previous years, our capex outlook excludes potential spectrum acquisitions.

Integrity update

In this section, we intend to provide an update on performance regarding compliance and corporate social and environmental responsibility, including anti-corruption and health and safety.

As outlined at our 2011 Capital Markets Day, Millicom’s ambition is to move beyond compliance and to seek social return on corporate investment as a desired by-product of our financial investment. The strategy is based on Millicom’s core values of Passion, Integrity and Respect, and aligns with the principles and aims of the United Nations Global Compact.

Consistent with this strategy, it was decided at the end of 2011 that the Integrity function, working under the Chief Integrity Officer, would be tasked to manage all of Millicom’s corporate social and environmental responsibility and health and safety activities in addition to compliance. The Chief Integrity Officer reports to the CEO and the Chairman of the Audit Committee of the Board of Directors. A CSR committee, composed of two Board members oversees the management of integrity issues.

During Q4 2011, Millicom introduced specific policies on: conflict of interests, fair competition, third party due diligence, gifts and entertainment and responsible gambling. In addition, the company reviewed its whistle-blower policy and introduced new channels for employees and third parties to report any potential ethical issues.

In Q4 2011, Millicom continued to support a wide range of charitable activities in all countries of operation within our focus areas:

education, well-being and environment. Going forward ‘Tigo Together’ initiatives will be directed to favor longer term activities with closer links to the Millicom’s core business of providing access to affordable communication and financial services, which itself brings important benefits to the communities in countries where Millicom operates.

Subsequent events

In January 2012, Colombia Móvil signed an agreement with UNE EPM Telecomunica-ciones to access their extensive fiber network. This agreement will allow us to enhance further our customers’ experience and to reduce our cost base through the efficient increase in data capacity.

On January 26, 2012, MIC announced the restatement of its annual and interim results for September 30, 2010 to September 30, 2011 since the transaction in Honduras on July 1, 2010, so as to account for the put option granted to its partner under IAS 32. A liability corresponding to the net present value of the price of the put option was recorded and also resulted in an equal reduction in MIC’s shareholders equity. The impact on net profit due to the restatement was relatively limited (negative 2% in 2010 and positive 3% in 2011). It had no impact on reported revenues, EBITDA, OFCF, guidance and dividends.

On February 1, Millicom announced the introduction of a new organization structure with 3 key components: (1) In-Market Organizations, (2) Global Categories and (3) Global Support Functions. This new organization structure, which will be implemented throughout 2012, is designed to support Millicom’s strategic goals to accelerate the development of new products and categories, deepen its consumer understanding skills and to bring innovation to its go-to-market strategies, while continuously focusing on increasing efficiency.

Conference call details

A conference call to discuss the results will be held at 14.00 Stockholm / 13.00 London/ 08.00 New York, on Wednesday, February 8, 2012.  The dial-in numbers are: +46 (0)8 5853 6965, +44 (0)20 7136 2051, or +1 646 254 3366 and the pass code is 9428516#.

A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.

Slides to accompany the conference call will be available at www.millicom.com 30 minutes prior to the start of the call.

A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 9428516#.

Contacts

Chief Financial Officer

François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 265 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.

Other information

This report is unaudited.

Millicom expects to publish audited restated financial statements for 2010 and 2011 on March 2, 2012 in its 2011 Annual Report on Form 20-F.

Millicom’s financial results for the first quarter of 2012 will be published on April 18, 2012.

Luxembourg — February 8, 2012

Mikael Grahne, President & CEO

Millicom International Cellular S.A

15 rue Léon Laval

L-3372 Leudelange

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40 630

Appendix- Financial information and tables*

•             Consolidated income statements for the three months ended December 31, 2011 and 2010

•             Consolidated income statements for the years ended December 31, 2011 and 2010

•             Consolidated statements of financial position as at December 31, 2011 and December 31, 2010

•             Condensed consolidated statements of changes in equity for the years ended December 31, 2011 and 2010

•             Condensed consolidated statements of cash flows for the years ended December 31, 2011 and 2010

•             Quarterly analysis by region

•             Cellular customers and market position by country

•             Review by region

*Determined based on accounting principles consistent to those used for the 2010 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS), except for pro forma comparatives for the consolidated income statement and consolidated statement of changes in equity for the year ended December 31, 2010, prepared to reflect the full consolidation of the operation in Honduras, and restatement for the impact of accounting for the Honduras put option under IAS32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Consolidated income statements
for the three months ended December 31, 2011 and 2010

	QTR ended December 31, 2011 (Unaudited) US$ millions	QTR ended December 31, 2010* (Unaudited) US$ millions
Revenues	1,177	1,069
Operating expenses
Cost of sales (excluding depreciation and amortization)	(270)	(219)
Sales and marketing	(210)	(210)
General and administrative expenses	(168)	(144)
Other operating income	7	1
EBITDA	536	497
Corporate costs	(35)	(30)
Gain (loss) on disposal/Write down of assets, net	17	(19)
Depreciation and amortization	(185)	(167)
Operating profit	333	281
Interest expense	(48)	(63)
Interest and other financial income	3	7
Other non-operating income (expenses), net	(45)	50
Profit before taxes from continuing operations	243	275
Taxes	(9)	(53)
Profit before discontinued operations and non-controlling interest	234	222
Result from discontinued operations	—	3
Non-controlling interest	(54)	(19)
Net profit for the period	180	206
Basic earnings per common share (US$)	1.77	1.93
Weighted average number of shares outstanding in the period (millions)	102	107
Profit for the period used to determine diluted earnings per common share	180	206
Diluted earnings per common share (US$)	1.76	1.92
Weighted average number of shares and potential dilutive shares outstanding in the period (millions)	102	107

* Comparatives have been restated for the impact of accounting for the Honduras put option under IAS 32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Consolidated income statements
for the years ended December 31, 2011 and 2010

	Year ended December 31, 2011 (Unaudited) US$ millions	Year ended December 31, 2010* (Unaudited) US$ millions
Revenues	4,530	4,018
Operating expenses
Cost of sales (excluding depreciation and amortization)	(1,006)	(824)
Sales and marketing	(817)	(754)
General and administrative expenses	(633)	(548)
Other operating income	13	4
EBITDA	2,087	1,896
Corporate costs	(113)	(106)
Gain (loss) on disposal/Write down of assets, net	22	(16)
Depreciation and amortization	(739)	(691)
Operating profit	1,257	1,083
Interest expense	(187)	(218)
Interest and other financial income	15	14
Revaluation of previously held interest	—	1,060
Other non-operating income (expenses), net	(14)	(64)
Profit before taxes from continuing operations	1,071	1,875
Taxes	19	(242)
Profit before discontinued operations and non-controlling interest	1,090	1,633
Result from discontinued operations	39	12
Non-controlling interest	(204)	(25)
Net profit for the period	925	1,620
Basic earnings per common share (US$)	8.87	14.97
Weighted average number of shares outstanding in the period (millions)	104	108
Profit for the period used to determine diluted earnings per common share	925	1,620
Diluted earnings per common share (US$)	8.86	14.95
Weighted average number of shares and potential dilutive shares outstanding in the period (millions)	104	108

* Comparatives have been restated for the full consolidation of Honduras and the impact of accounting for the Honduras put option under IAS 32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at December 31, 2011 and 2010

	December 31, 2011 (Unaudited) US$ millions	December 31, 2010 (Unaudited) US$ millions
Assets
Non-current assets
Intangible assets, net	2,170	2,283
Property, plant and equipment, net	2,865	2,767
Investment in associates	63	18
Pledged deposits	50	50
Deferred taxation	317	24
Other non-current assets	37	18
Total non-current assets	5,502	5,160
Current assets
Inventories	75	62
Trade receivables, net	277	253
Amounts due from non-controlling interests and joint ventures	159	107
Current tax assets	24	11
Other current assets	298	194
Cash and cash equivalents	*881	1,023
Total current assets	1,714	1,650
Assets held for sale	66	185
Total assets	7,282	6,995

*of which US$ 20 million is restricted cash.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at December 31, 2011 and 2010

	December 31, 2011 (Unaudited) US$ millions	December 31, 2010* (Unaudited) US$ millions
Equity and liabilities
Equity
Share capital and premium (represented by 105 million shares at December 31, 2011)	663	682
Treasury shares (3.5 million shares at December 31, 2011)	(378)	(300)
Other reserves	(104)	(55)
Put option reserve	(738)	(738)
Accumulated profits brought forward	1,886	1,135
Net profit for the period	925	1,620
	2,254	2,344
Non-controlling interest	192	46
Total equity	2,446	2,390
Liabilities
Non-current liabilities
Debt and financing	1,817	1,797
Deferred taxation	199	196
Other non-current liabilities	122	98
Total non-current liabilities	2,138	2,091
Current liabilities
Debt and other financing	621	555
Put option liability	745	769
Amounts due to joint ventures	93	98
Accrued interest and other expenses	264	228
Current tax liabilities	105	80
Other current liabilities	861	724
Total current liabilities	2,689	2,454
Liabilities directly associated with assets held for sale	9	60
Total liabilities	4,836	4,605
Total equity and liabilities	7,282	6,995

* Comparatives have been restated for the impact of accounting for the Honduras put option under IAS 32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the years ended December 31, 2011 and 2010

	December 31, 2011 (Unaudited) US$ millions	December 31, 2010* (Unaudited) US$ millions
Equity as at January 1	2,390	2,310
Profit for the period	925	1,620
Stock compensation	17	31
Purchase of treasury stock	(498)	(300)
Dividends paid	(494)	(654)
Put option reserve	—	(738)
Shares issued via the exercise of stock options	1	3
Movement in cash flow hedge reserve	(3)	(2)
Movement in currency translation reserve	(40)	(1)
Sale of Amnet Honduras	2	—
Non-controlling interest	146	121
Equity as at December 31	2,446	2,390

* Comparatives have been restated for the impact of accounting for the Honduras put option under IAS 32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the years ended December 31, 2011 and 2010

	December 31, 2011 (Unaudited) US$ millions	December 31, 2010 (Unaudited) US$ millions
EBITDA	2,087	1,841
Movements in working capital	15	1
Capex (net of disposals)	(630)	(587)
Taxes paid	(268)	(239)
Operating Free Cash Flow	1,204	1,016
Corporate costs (excluding share based compensation)	(96)	(75)
Interest paid, net	(126)	(156)
Free Cash Flow	982	785
Other investing activities	(43)	59
Cash flow from operating and investing	939	844

Cash flow used in financing	(1,107)	(1,335)

Cash from discontinued operations	53	—
Cash effect of exchange rate changes	(27)	3

Net decrease in cash and cash equivalents	(142)	(488)
Cash and cash equivalents, beginning	1,023	1,511
Cash and cash equivalents, ending	881	1,023

Millicom International Cellular S.A.

Quarterly analysis by region
(Unaudited)

	Q4 11	Q3 11	Q2 11	Q1 11	Q4 10	Increase Q4 10 to Q4 11

Revenues(US$ millions) (i)

Central America	478	460	449	455	447	7%
South America	450	444	425	387	383	18%
Africa	249	247	246	239	239	4%
Total Revenues	1,177	1,151	1,120	1,081	1,069	10%

EBITDA (US$ millions) (i)

Central America	245	235	232	246	229	7%
South America	189	190	182	165	168	12%
Africa	102	104	100	98	100	2%
Total EBITDA	536	529	514	509	497	8%

Total mobile customers at end of period (‘000s)

Central America	14,626	14,188	14,087	13,816	13,485	8%
South America	11,155	10,867	10,671	10,435	10,139	10%
Africa	17,304	17,173	16,554	15,512	14,966	16%
Total	43,085	42,228	41,312	39,763	38,590	12%

Attributable mobile customers at end of period (‘000s)

Central America	11,421	11,097	11,044	10,848	10,646	7%
South America	11,155	10,867	10,671	10,435	10,139	10%
Africa	17,055	16,930	16,314	15,273	14,730	16%
Total	39,631	38,894	38,029	36,556	35,515	12%

(i)                        Excludes discontinued operations

Millicom International Cellular S.A.

Cellular customers and market position by country
(Unaudited)

		Country population	MIC market		Total customers (‘000s) (iii)
Country	Equity holding	(million) (i)	position (ii)	Net adds Q4 11 (000’s)	Q4 11	Q4 10	YoY growth
CAM
El Salvador	100.0%	6	1 of 5	114	3,027	2,728	11%
Guatemala	55.0%	14	1 of 3	258	7,123	6,309	13%
Honduras	66.7%*	8	1 of 4	67	4,477	4,448	1%

SAM
Bolivia	100.0%	10	2 of 3	106	2,687	2,404	12%
Colombia	50.0%+1share	45	3 of 3	141	4,854	4,294	13%
Paraguay	100.0%	6	1 of 4	40	3,614	3,441	5%

Africa
Chad	100.0%	11	1 of 2	203	1,894	1,429	33%
DRC (iv)	100.0%	72	1 of 5	(93)	2,382	2,156	10%
Ghana	100.0%	25	2 of 5	(120)	3,508	3,525	0%
Mauritius	50.0%	1	2 of 3	12	498	472	6%
Rwanda	87.5%	11	2 of 2	103	1,192	550	117%
Senegal	100.0%	13	2 of 4	(161)	2,378	2,356	1%
Tanzania	100.0%	43	2 of 7	187	5,451	4,478	22%

Total cellular customers excluding discontinued operations		265		857	43,085	38,590	12%

(i)                                  Source: CIA World Factbook

(ii)                              Source: Millicom.  Market position derived from active customers based on interconnect

(iii)                          Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)                            DRC market position relates to the Kinshasa/Bas Congo area only

*                                         Millicom’s unconditional call option over its partner’s 33.3% stake in the business allows Millicom to fully              consolidate the business in Honduras.

Millicom International Cellular S.A.

Review by region

Central America	Q4 11	Q3 11	Q2 11	Q1 11	Q4 10
Customers (m)	14.6	14.2	14.1	13.8	13.5
YoY growth (%)	8.5%	8.1%	5.4%	4.5%	4.5%
Revenues ($m)	478	460	449	455	447
YoY growth (%) (reported)	6.9%	6.4%	3.2%	7.2%	3.5%
YoY growth (%) (local currency)	6.2%	4.9%	3.4%	5.3%	1.3%
EBITDA ($m)	245	235	232	246	229
YoY growth (%)	7.0%	(1.6)%	(5.3)%	4.5%	(1.9)%
Margin (%)	51.3%	51.0%	51.6%	54.1%	51.3%
Total mobile ARPU ($)*	12.0	11.8	11.9	12.1	12.2
YoY growth (%) (reported)	(1.7)%	(0.8)%	2.0%	5.0%	(1.0)%
Capex ($m)	90	66	40	26	82
Capex/Revenues (%)	18.8%	14.4%	8.8%	5.7%	18.3%

*           Not adjusted for constant forex

Cable Central America	Q4 11	Q3 11	Q2 11	Q1 11	Q4 10
Revenue ($m)	69	65	62	61	59
Revenue growth (YoY %)	16%	14%	12%	14%	11%
Homes Passed (‘000)	1,373	1,358	1,347	1,342	1,332
Broadband customers / cable TV customers	39.8%	38.5%	38%	38%	38%
RGUs (‘000)	721	707	692	682	670

Millicom International Cellular S.A.

Review by region (continued)

South America	Q4 11	Q3 11	Q2 11	Q1 11	Q4 10
Customers (m)	11.2	10.9	10.7	10.4	10.1
YoY growth (%)	10.0%	12.3%	15.5%	15.6%	15.0%
Revenues ($m)	450	444	425	387	383
YoY growth (%) (reported)	17.6%	24.8%	31.5%	24.0%	22.4%
YoY growth (%) (local currency)	14.4%	15.2%	19.5%	20.0%	18.7%
EBITDA ($m)	189	190	182	165	168
YoY growth (%)	12.3%	25.6%	31.6%	25.0%	24.8%
Margin (%)	41.9%	42.9%	42.8%	42.6%	43.9%
Total mobile ARPU ($)*	13.4	13.5	13.2	12.3	12.7
YoY growth (%) (reported)	5.2%	9.1%	13.3%	6.9%	5.0%
Capex ($m)	160	74	62	28	112
Capex/Revenues (%)	35.6%	16.6%	14.5%	7.2%	29.2%

*           Not adjusted for constant forex

Africa	Q4 11	Q3 11	Q2 11	Q1 11	Q4 10
Customers (m)	17.3	17.2	16.6	15.5	15.0
YoY growth (%)	15.6%	17.3%	17.2%	20.8%	22.6%
Revenues ($m)	249	247	246	239	239
YoY growth (%) (reported)	4.3%	7.4%	12.3%	10.3%	5.1%
YoY growth (%) (local currency)	10.6%	7.8%	11.9%	15.0%	11.7%
EBITDA ($m)	102	104	100	98	100
YoY growth (%)	2.4%	10.6%	22.8%	17.5%	11.6%
Margin (%)	41.0%	42.1%	40.4%	40.9%	41.8%
Total mobile ARPU ($)*	4.8	4.9	5.1	5.2	5.4
YoY growth (%) (reported)	(10.7)%	(9.9)%	(5.4)%	(10.6)%	(18.2)%
Capex ($m)**	145	76	46	26	78
Capex/Revenues (%)	58.1%	30.9%	18.5%	11.0%	32.7%

*           Not adjusted for constant forex

**    Excluding sale and leaseback of towers

Millicom International Cellular S.A.

Review by region (continued)

Revenue growth — Forex effect by region

US$m	Revenue Q4 10	Constant currency growth	Forex	Revenue Q4 11	LC growth %
CAM	447	28	3	478	6.2%
SAM	383	55	12	450	14.4%
Africa	239	25	(15)	249	10.6%
Total	1,069	108	—	1,177	10.1%

Customers

	Net additional mobile customers (‘000)
	Total	CAM	SAM	Africa
Q4 11	857	439	287	131
Q3 11	916	100	196	620
Q2 11	1,549	271	236	1,042
Q1 11	1,174	332	295	547
Q4 10	1,146	365	461	320

Customer market share

	Market share (%)
	Total	CAM	SAM	Africa
Q4 11	29.7%	54.1%	18.1%	30.6%
Q3 11	30.4%	54.3%	18.7%	31.3%
Q2 11	30.5%	54.4%	18.6%	31.7%
Q1 11	29.9%	54.4%	18.2%	30.8%
Q4 10	29.8%	53.8%	18.1%	31.1%

Source: Company data. Historical market share for Africa restated to reflect KBC market only in DRC